Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

On July 10, 2015, Halliburton Company and Baker Hughes Incorporated issued the following joint press release.

FOR IMMEDIATE RELEASE

HALLIBURTON AND BAKER HUGHES PROVIDE UPDATE

ON PROPOSED ACQUISITION

HOUSTON – July 10, 2015 – Halliburton Company (NYSE: HAL) and Baker Hughes Incorporated (NYSE: BHI) today announced that they have entered into a timing agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) pursuant to which both companies have agreed to extend the period for the DOJ’s review of Halliburton’s previously announced acquisition of Baker Hughes to the later of November 25, 2015 or 90 days after both companies have certified substantial compliance with the DOJ’s second request. Both Halliburton and Baker Hughes expect to certify substantial compliance with the DOJ’s second requests, issued to each company, by mid-summer. Timing agreements are often entered into in connection with large, complex transactions, and provide the DOJ additional time to review responses to its second requests. In light of the timing agreement, Halliburton and Baker Hughes also have agreed to extend the time period for closing of the acquisition to no later than December 1, 2015.

Halliburton and Baker Hughes continue to be in discussions with the DOJ, the European Commission and other competition enforcement authorities with respect to the acquisition. As previously announced, Halliburton is currently marketing for sale its Fixed Cutter and Roller Cone Drill Bits, Directional Drilling and Logging-While-Drilling (LWD)/Measurement-While-Drilling (MWD) businesses. In addition, Halliburton has shared with various competition enforcement authorities around the world a proposal to divest additional businesses of the companies which, together with the previously announced divestitures, are within the scope of those contemplated by Halliburton at the time of the transaction. There is no agreement to date with any competition enforcement authority as to the adequacy of Halliburton’s proposal or any alternative proposal. The parties will continue to work constructively with all competition enforcement authorities that have expressed an interest in the proposed transaction.

About Halliburton

Founded in 1919, Halliburton is one of the world’s largest providers of products and services to the energy industry. With more than 75,000 employees, representing 140 nationalities in over 80 countries, the company serves the upstream oil and gas industry throughout the lifecycle of the reservoir—from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field. Visit the company’s website at www.halliburton.com. Connect with Halliburton on Facebook, Twitter, LinkedIn, Oilpro and YouTube.

About Baker Hughes

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. The company’s 53,000 employees today work in more than 80 countries helping customers find, evaluate, drill, produce, transport and process hydrocarbon resources. For more information on Baker Hughes, visit: www.bakerhughes.com.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the timing of Halliburton’s and Baker Hughes’s compliance with the DOJ’s second requests, currently announced and proposed divestitures, discussions with competition authorities, whether the transaction will close and the expected timing thereof and whether all required regulatory clearances and approvals will be obtained, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014 and Baker Hughes’s Form 10-K for the year ended December 31, 2014, recent Current Reports filed by Halliburton and Baker Hughes on Form 8-K, and other Securities and Exchange

Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s and Baker Hughes’s respective business, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

For Halliburton Investors: Kelly Youngblood Halliburton, Investor Relations Investors@Halliburton.com 281-871-2688 Media: Emily Mir Halliburton, Public Relations PR@Halliburton.com 281-871-2601

For Baker Hughes

Investors:

Alondra Oteyza

Baker Hughes, Investor Relations

alondra.oteyza@bakerhughes.com

713-439-8822

Media:

Melanie Kania

Baker Hughes, Media Relations

melanie.kania@bakerhughes.com

713-439-8303